Exhibit 4.1
OAKTREE REAL ESTATE INCOME TRUST, INC.
Oaktree Investor Share Repurchase Arrangement
Effective as of September 11, 2019
Definitions

Company – shall mean Oaktree Real Estate Income Trust, Inc., a Maryland corporation.

Eligible Shares – shall mean Class I Shares acquired by the Oaktree Investor prior to the breaking of escrow in the Offering.

Excess Operating Cash Flow – shall mean, for any given month, the Company’s net cash provided by operating activities, if any, computed in a manner consistent with U.S. generally accepted accounting principles, less any amounts of such cash provided by operating activities used, or designated for use, to pay distributions to Stockholders.

Existing Share Repurchase Plan – shall mean the Class T, S, D and I Share Repurchase Plan, effective as of March 20, 2018, as amended or supplemented.

Monthly Repurchase Amount – shall mean, for any given month, the number of Eligible Shares having an aggregate NAV equal to (i) the net proceeds from new subscriptions for Shares in the Company’s public offering that month (which subscriptions will be accepted as of the first calendar day of the following month) less (ii) the aggregate repurchase price (excluding any amount of the aggregate repurchase price paid using Excess Operating Cash Flow) of Shares repurchased by the Company that month pursuant to the Existing Share Repurchase Plan.

NAV – shall mean the net asset value of the Company or a class of its Shares, as the context requires, determined in accordance with the Company’s valuation policies and procedures.

Oaktree Investor – shall mean Oaktree Fund GP I, L.P. or its affiliated designee.

Offering – shall mean the continuous public offering of the Shares.

Shares – shall mean shares of the Company’s common stock.

Stockholders – shall mean the holders of the Shares.

Transaction Price – shall mean the repurchase price per share for each class of Shares, which shall be equal to the then-current offering price before applicable selling commissions and dealer manager fees, as determined monthly.

Share Repurchase Arrangement

The Oaktree Investor has notified the Company of its intent to subscribe for Class I Shares in an amount such that, together with all other subscriptions for Shares, the escrow minimum offering amount for the Offering will be satisfied. In recognition of the Oaktree Investor supporting the escrow break for the Offering, the Company has adopted this Share Repurchase Arrangement.

Timing and Amount of Repurchase Offers

After escrow is broken for the Offering, subject to the limitations below, as of the last calendar day of each month the Company will offer to repurchase Eligible Shares from the Oaktree Investor in an amount equal to (1) the Monthly Repurchase Amount for that month plus (2) any Monthly Repurchase Amounts from prior months that have not yet been repurchased. The Oaktree Investor will notify the Company if and to what extent it elects to have the Company repurchase the Eligible Shares offered for repurchase in a manner agreed upon by the Company and the Oaktree Investor. The Company will make these repurchase offers until all Eligible Shares have been repurchased from the Oaktree Investor. For the avoidance of doubt, the amount of the repurchase offers to the Oaktree Investor are not subject to the volume limitations in the Existing Share Repurchase Plan.

Price of Repurchase Offers

The price per share for each repurchase from the Oaktree Investor will be the lesser of (1) the initial cost of the Eligible Shares when purchased by the Oaktree Investor, which, for the avoidance of doubt, will be $10.00 per share, and (2) the Transaction Price for the Class I Shares in effect at the time of repurchase. There shall be no obligation by the Oaktree Investor to proceed with a repurchase in the event the Transaction Price shall apply for the month in question pursuant to the immediately preceding sentence.

Limitations

Notwithstanding the foregoing, no repurchase offer will be made to the Oaktree Investor for any month in which (1) the 2% monthly or 5% quarterly repurchase limitations in the Existing Share Repurchase Plan have been decreased or (2) the full amount of all Shares (excluding the Eligible Shares) requested to be repurchased under the Existing Share Repurchase Plan is not repurchased. Additionally, should repurchase requests, in the Company’s judgment, place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company as a whole, the Company may elect not to offer to repurchase shares from the Oaktree Investor, or may offer to purchase less than the Monthly Repurchase Amount. Further, the Company’s board of directors may modify, suspend or terminate this share repurchase plan if it deems such action to be in the best interest of the Company and its Stockholders. Material modifications to and suspensions of this share repurchase arrangement will be promptly disclosed to Stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by the Company. In addition, the Company may in its sole discretion determine to suspend purchases under this share repurchase arrangement if it is prohibited from purchasing Shares by a legal, contractual or regulatory restriction applicable to it or its affiliates.

The Oaktree Investor will not request that Eligible Shares be repurchased under the Existing Share Repurchase Plan.